BG Medicine, Inc.
610 Lincoln Street North
Waltham, MA 02451

January 23, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Filing Desk

  Re:
  BG Medicine, Inc.
  Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-145124) and Registration Statement on Form 8-A (File No. 001-33827)

Ladies and Gentlemen:

        On August 3, 2007, BG Medicine, Inc., a Delaware corporation (the "Company"), filed a Registration Statement on Form S-1 (File No. 333-145124) (together with the exhibits and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission").

        Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

        The Company also advises the Commission pursuant to Rule 477(c) that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

        The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

        Additionally, the Company requests that the Commission consent to the withdrawal of the Company's Registration Statement on Form 8-A (File No. 001-33827), filed on November 13, 2007 under the Securities Exchange Act of 1934, as amended, with the Commission, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

        If you have any questions regarding this letter, please contact the Company's legal counsel, William T. Whelan or Scott A. Samuels, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 542-6000.

Very truly yours,
BG MEDICINE, INC.
/s/ MARK SHOOMAN Mark Shooman Chief Financial Officer
cc:
Securities and Exchange Commission
            Ronald E. Alper, Esq.
            John Reynolds, Esq.
            James Lopez, Esq.

  BG Medicine, Inc.
              Pieter Muntendam, M.D.

  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
              William T. Whelan, Esq.
              Scott A. Samuels, Esq.

  DLA Piper US LLP
              Marjorie Sybul Adams, Esq.
              Nancy A. Spangler, Esq.
              Paul M. McDermott, Esq.